FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill^
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland^
(Chief
Financial Officer), J M McMahon^
, G R Parker~
, R L Pennant-Rea^
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
^British,
~American,
#
Ghanaian.
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06 2
4 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639 www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +303 796-8683
Fax +303 796-8293
M E D I A R E L E A S E
Johannesburg, 26 October 2004. Gold Fields believes that the
Bank of New York yesterday informed the New York Stock
Exchange that the record date for the Gold Fields ADR holders to vote at the Gold Fields shareholder meeting (the"EGM") in relation to the IAMgold transaction is 29 October 2004 and that the EGM would take place on 11 November 2004.
The date for the EGM has yet to be determined.
Gold Fields has maximum flexibility as to when it can convene the EGM. The Circular convening the EGM has yet to be mailed.
The date of the EGM will be made known in due course.
ends

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 26 October 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs